Blue Star Foods Corp.

3000 NW 109th Avenue

Miami, Florida 33172

October 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blue Star Foods Corp.
Registration Statement on Form S-1 (File No. 333-259197)

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Blue Star Foods Corp. hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Tuesday, November 2, 2021, or as soon thereafter as possible.

Very truly yours,

BLUE STAR FOODS CORP.

/s/ John Keeler
John Keeler
Chief Executive Officer